

May 3, 2013

Via E-mail
Roger P. Baresel, Corporate Secretary
Fullnet Communications, Inc.
201 Robert S. Kerr Avenue, Suite 210
Oklahoma City, Oklahoma 73102

> **Re:** **Fullnet Communications, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed April 24, 2013**
> **File No. 000-27031**

Dear Mr. Baresel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Action 1 – Amendment of our Articles of Incorporation

The Share Amendment

1.   We note that you intend to increase the number of authorized shares of your common stock from 10 million to 40 million. Please revise to disclose the purpose for the increase in the number of authorized common stock.

2.   Please revise to state whether you have any specific plans, proposals or arrangements to issue any of the additional shares of authorized common stock. Provide similar disclosure with respect to the preferred stock. In this regard, we note your plans to designate 1.2 million shares of preferred as Series A Preferred Stock to be used in exchange for debt. To the extent you have no current plans for the issuance of the additional shares of common stock, or preferred stock other than as described, please include an affirmative statement to this effect.

Description of Securities

Series A Preferred Stock

3.   It appears that your plan to amend your Article of Incorporation to create a class of
       preferred stock is intended, in part, to facilitate your plan to exchange up to 1.2 million
       shares of Series A Preferred Stock for up to $1.2 million of your indebtedness. Refer to
       Note A of Schedule 14A, which applies to you through Item 1 of Schedule 14C, and
       provide the information required by Items 11 and 13 of Schedule 14A with regard to the
       exchange of Series A Preferred for indebtedness. Alternatively, provide us with your
       analysis as to why you believe you are not required to provide this information. Note that
       if you conclude that you are required to provide Item 13 information, please refer to Item
       13(b) with respect to incorporation by reference of financial and other information.

The Miscellaneous Amendments

4.   Please provide a copy of Articles Eighth and Tenth of the Amended and Restated
       Certificate of Incorporation marked to show the changes you propose to make. To the
       extent the changes reflect other than typographical or technical changes, please expand
       your disclosure here to include a discussion of the reason for the changes proposed.

Where You Can Find More Information

5.   Please note that our address has changed. Our current address is 100 F Street N.E.,
       Washington, D.C. 20549.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
       the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
       the Commission or any person under the federal securities laws of the United States.

Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, the undersigned at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel